Valeo

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, July 25, 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated July 21, 2005, concerning our 2005 First Half Results

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

Valeo

Communiqué de presse
Press release

05.21

2005 First Half Results

PARIS, France, 21 July 2005 — Valeo's Board of Directors met today and approved the consolidated accounts for the first half 2005.

In millions of euros	1st Half (IFRS)			2005 Quarterly evolution	
	2005	**2004**	**Change**	**2nd quarter**	**1st quarter**
Net Sales	**5,046**	4,817	+4.8%	2,722	2,324
Total operating revenues	**5,095**	4,848	+5.1%	2,751	2,344
Gross margin	**825**	848	-2.7%	448	377
% of sales	***16.3%***	*17.6%*	*-1.3 pt*	*16.5%*	*16.2%*
Operating margin*	**201**	247	-18.6%	129	72
% of total revenues	***3.9%***	*5.1%*	*-1.2 pt*	*4.7%*	*3.1%*
Operating income	**153**	222	-31.1%	98	55
% of total revenues	***3.0%***	*4.6%*	*-1.6 pt*	*3.6%*	*2.3%*
Income before tax	**106**	187	-43.3%	70	36
% of total revenues	***2.1%***	*3.9%*	*-1.8 pt*	*2.5%*	*1.5%*
Net income from consolidated companies	**71**	186**	-61.8%	*45*	*26*
% of total revenues	***1.4%***	*3.8%*	*-2.4 pt*	*1.6%*	*1.1%*
Net income	**73**	183**	-60.1%	*48*	*25*
% of total revenues	***1.4%***	*3.8%*	*-2.4 pt*	*1.7%*	*1.1%*

** operating income before other income/expense*
*** of which a non-recurrent tax gain of 83 million euros*

In the second quarter, the Group met its objective of having internal sales growth above that of automobile production in its reference markets. The margins have improved since the beginning of the year, but remain impacted by raw material prices and the pressure on prices. The increased debt levels resulting from the acquisitions, the public tender offer and the dividend payment, remain compatible with the financial stability of the Group and its development objectives.

Valeo

2005 first half Group results

Valeo's net sales reached 5,046 million euros in the first half 2005, an increase of 4.8% compared to the first half 2004. After adjusting for exchange rates (+0.6%) and changes in the reporting entity (+5.4% reflecting the acquisitions of the engine electronics division of Johnson Controls and the balance of the shareholding in Zexel Valeo Climate Control), sales were down 1.2% in line with the automobile production in Valeo's reference markets.

The gross margin for the half year fell by 2.7% to 825 million euros, representing 16.3% of sales as compared to 848 million euros and 17.6% of sales for the first half 2004. The Group estimates that the increase in raw material prices reduced the gross margin was 1.5 points before corrective actions.

Operating income was 153 millions euros or 3.0% of total operating revenues (defined as the sum of sales and other revenues – primarily the contribution of customers to research and development – as compared to 222 million euros and 4.6% of total operating revenues in the corresponding period of 2004. The operating income includes a charge of 48 million euros under "other income/expense" as compared to a charge of 25 million euros in 2004.

Income before tax for the period was 106 million euros as compared with 187 million euros in 2004. It includes a cost of financial debt of 24 million euros, an increase of 7 million euros compared to the first half 2004 as a result in particular of the acquisitions completed during the period.

The tax charge was 35 million euros as compared to 1 million euros in the first half 2004. The first half 2004 tax charge included a rebate of 83 million euros corresponding to the outstanding balance for the tax paid in 2001 on the gain from the sale of the Group's 50% shareholding in LuK.

Net income was 73 million euros for the period compared to 183 million euros for the first half 2004. The comparison between the two years was impacted by the tax rebate of 83 million euros in 2004.

Net cash from operating activities reached 392 million euros as compared to 429 million euros adjusted for the tax rebate of 83 million euros in the first half 2004. After taking into account capital expenditure in property and intangibles, dividends paid and grants and contributions received, the free cash flow was 101 million euros as compared to 175 million euros (adjusted for the exceptional tax rebate) in the first half 2004.

At 30 June 2005, Valeo's net financial indebtedness was 1,263 million euros as compared to 500 million euros on 1 January 2005. The change reflects in particular the acquisitions of the engine electronics division of Johnson Controls (327 million euros) and of the remaining shares of Zexel Valeo Climate Control and Valeo Zexel China Climate Control (104 million euros). The increase in the debt levels also reflects 251 million euros related to the share buyback program. As a result of these

Valeo

operations in particular, and the share reduction following the share buyback program, the debt to equity ratio is 73% as compared to 26% on 1 January 2005.

The order intake for the half was 1.2 times sales.

Outlook

For the second half of the year, the Group foresees a drop of between 1% and 2% in light vehicle production in Europe and a slight increase in North America boosted by the growth of the transplants. Valeo intends to continue to increase its market share, in line with the trend initiated from the first quarter 2004. The Group also intends to benefit from growth opportunities following its recent acquisitions.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 68 R&D centers, 9 distribution centers and employs 72,100 people in 28 countries worldwide.

For further information please contact:
Kate Philipps, Group Communications Director,
Kate.philipps@valeo.com
Tel.:+ 33.1.40.55.20.65

Rémy Dumoulin, Financial Relations Director,
Remy.dumoulin@valeo.com
Tel.: +33.1.40.55.29.30